SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)*

BOYD BROS. TRANSPORTATION INC.

(Name of Issuer)

Boyd Bros. Transportation Inc.
BBT Acquisition Corporation
Dempsey Boyd
Frances S. Boyd
Gail B. Cooper
Ginger B. Tibbs

(Names of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)
103255 10 5

(CUSIP Number of Class of Securities)

DENSON N. FRANKLIN III Bradley Arant Rose & White LLP 1819 Fifth Avenue North Birmingham, Alabama 35203 (205) 521-8000	PAMELA K. PHILLIPS LeBoeuf, Lamb, Greene & MacRae, L.L.P. 50 North Laura, Suite 2800 Jacksonville, Florida 32202 (904) 354-8000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ A tender offer.

c.	☐ None of the above

d.	Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

e.	Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation* $6,854,623	Amount of Filing Fee** $869

     * For purposes of calculating the filing fee only. Determined by (i) multiplying 777,442 shares of common stock of Boyd Bros. Transportation Inc. (the “Company”) by $7.00 per share and (ii) multiplying the difference between $7.00 and the exercise price of each outstanding in-the-money option to purchase an aggregate of 325,450 shares of common stock.

     ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

     ☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $869

Form or Registration No.: Schedule 14A

Filing Party: Boyd Bros. Transportation Inc.

Date Filed: February 3, 2004

INTRODUCTION

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed by Dempsey Boyd (“Mr. Boyd”), Frances S. Boyd, Gail B. Cooper, Ginger B. Tibbs, BBT Acquisition Corporation, a Delaware corporation (“Mergerco”), and Boyd Bros. Transportation Inc., a Delaware corporation (“Boyd” or the “Company”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of December 31, 2003, as amended by Amendment No. 1 to Agreement and Plan of Merger dated April 27, 2004 (the merger agreement as amended, the “merger agreement”), Mergerco, which is controlled by Mr. Boyd and certain of his family members (the “Affiliated Stockholders”), will merge with and into the Company, and the Company will be the surviving corporation.

     Upon completion of the merger, each issued and outstanding share of the Company’s common stock will be converted into the right to receive $7.00 in cash, without interest, except that: (1) treasury shares and shares of the Company’s common stock held by Mergerco or the Affiliated Stockholders immediately prior to the effective time will be cancelled without any payment therefor; and (2) shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law, if applicable. Upon completion of the merger, the Affiliated Stockholders are expected to own all of the Company’s post-merger common stock.

     Concurrently with the filing of this Transaction Statement, the Company is filing Amendment No. 1 to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to which the stockholders of the Company will be asked to vote on the merger. The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement, including under the applicable sections of Regulation M-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is disclosed in the Proxy Statement and the exhibits and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment.

     All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Mergerco and the Affiliated Stockholders has been supplied by Mergerco and the Affiliated Stockholders and their representatives and agents.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

The information set forth in the Proxy Statement under the captions “SUMMARY” and “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY — Parties to the Proposed Merger” and “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference. The Company is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

(b)	The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Record Date and Voting Information” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Proxy Statement under the caption “COMMON STOCK PURCHASE INFORMATION” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — Parties to the Proposed Merger” and “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” is incorporated herein by reference.

Dempsey Boyd has his principal business address at 3275 Highway 30, Clayton, Alabama 36016. Mr. Boyd has been actively involved in the Company since he co-founded the Company with his brothers in 1956. Mr. Boyd stepped down as Chairman of the Company in 2001. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Related Party Transactions” is incorporated herein by reference.

Frances S. Boyd has her principal business address at 3275 Highway 30, Clayton, Alabama 36016. Mrs. Boyd is married to Mr. Boyd, and is not actively involved in the business of the Company. Mrs. Boyd is not engaged in any other business activities.

All of the filing persons are citizens of the United States. During the last five years, none of the filing persons and none of the directors and executive officers of the Company have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” and “THE SPECIAL MEETING — Purpose of the Special Meeting” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE SPECIAL MEETING — Purpose of the Special Meeting,” “SPECIAL FACTORS —Effects of the Merger,” “THE MERGER AGREEMENT — Payment for Shares” and “THE MERGER AGREEMENT — Treatment of Stock Options, Stock Awards and Warrants” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “SUMMARY — Our Purpose and Reasons for the Merger,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” and “SPECIAL FACTORS

— Mergerco and Affiliated Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “SUMMARY — Vote Required,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” and “THE SPECIAL MEETING — Record Date and Voting Information” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “SUMMARY — Effects of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Effects of the Merger,” “THE MERGER AGREEMENT — Payment for Shares” and “THE MERGER AGREEMENT — Treatment of Stock Options, Stock Awards and Warrants” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “SUMMARY — Material U.S. Federal Income Tax Consequences,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” and “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Merger,” “SUMMARY — Effects of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Effects of the Merger” and “THE MERGER AGREEMENT — Conversion of Common Stock” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY — Appraisal Rights,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” and “SPECIAL FACTORS — Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Related Party Transactions” and “INFORMATION RELATING TO BOYD BROS. TRANSPORTATION INC. AND BBT ACQUISITION CORPORATION — Mergerco” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY” and “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SUMMARY — Interests of the Company’s Directors and Officers in the Merger,” “SPECIAL FACTORS — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “INFORMATION RELATING TO BOYD BROS. TRANSPORTATION INC. AND BBT ACQUISITION CORPORATION — Mergerco” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Structure of the Merger,” “SPECIAL FACTORS — Effects of the Merger” and “THE MERGER AGREEMENT — Conversion of Common Stock” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “THE MERGER AGREEMENT — Payment for Shares” and “THE MERGER AGREEMENT — Transfer of Shares” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY — Our Purpose and Reasons for the Merger,” “SUMMARY — Affiliated Stockholders’ Purposes and Reasons for the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Our Purpose and Reasons for the Merger” and “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — Our Purpose and Reasons for the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Our Purpose and Reasons for the Merger,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” and “SPECIAL FACTORS — Mergerco and Affiliated Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Merger,” “SUMMARY — Effects of the Merger,” “SUMMARY — Material U.S. Federal Income Tax Consequences,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences,” “SPECIAL FACTORS — Effects of the Merger,” “THE MERGER AGREEMENT — Effective Time of the Merger,” “THE MERGER AGREEMENT — Conversion of Common Stock,” “THE MERGER AGREEMENT — Payment for Shares,” “THE MERGER AGREEMENT — Transfer of Shares” and “THE MERGER AGREEMENT — Treatment of Stock Options, Stock Awards and Warrants” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY — Recommendation of the Special Committee and the Company’s Board of Directors; Fairness of the Merger,” “SUMMARY — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Board of Director’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Special

Committee” and “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY — Recommendations of the Special Committee and the Company’s Board of Directors; Fairness of the Merger,” “SUMMARY — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Board of Director’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — Vote Required,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” and “THE SPECIAL MEETING — Record Date and Voting Information” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY — Special Committee,” “SUMMARY — Recommendations of the Special Committee and the Company’s Board of Directors; Fairness of the Merger,” “SUMMARY — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Board of Director’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS — Mergerco and Affiliated Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SUMMARY — Recommendations of the Special Committee and the Company’s Board of Directors; Fairness of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger” is incorporated herein by reference.

(f)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee” and “Opinion of Legg Mason Wood Walker, Incorporated” attached as appendix C to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY — Merger Financing,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Merger Financing” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY — Merger Financing,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Merger Financing” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — Fee and Expense Reimbursement Upon Termination,” “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT — Fee and Expense Reimbursement Upon Termination” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY — Merger Financing,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Merger Financing” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “COMMON STOCK PURCHASE INFORMATION” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY — Position of Mergerco and the Affiliated Stockholders as to Fairness of the Merger,” “SUMMARY — Interests of the Company’s Directors and Officers in the Merger,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger” is incorporated herein by reference.

(e)	Not applicable.

Item 13. Financial Statements.

Item 1010 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL FINANCIAL DATA,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” and “FINANCIALS” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

(a)-(b)	The information set forth in the Proxy Statement under the captions “SUMMARY — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Merger Financing” and “SPECIAL FACTORS — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” is incorporated herein by reference.

Item 15. Additional Information.

Item 1011 of Regulation M-A

(b)	The information set forth in the Proxy Statement and the appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Item 1016 of Regulation M-A

Exhibit
Number	Description
(a)(1)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 5, 2004 and related Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)	Form of proxy card (incorporated herein by reference to the Proxy Statement).

(a)(5)(1)	Press release issued by the Company on December 31, 2003 (incorporated herein by reference to the Company’s filing with the Securities and Exchange Commission under cover of Schedule 14A on December 31, 2003).

(c)(1)	Fairness Opinion of Legg Mason Wood Walker, Incorporated, dated December 30, 2003 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)	Presentation by Legg Mason Wood Walker, Incorporated to the Company’s special committee of the board of directors, dated December 30, 2003. *

(d)(1)	Agreement and Plan of Merger, dated December 31, 2003, by and between BBT Acquisition Corporation and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated April 27, 2004, by and between BBT Acquisition Corporation and the Company (incorporated herein by reference to Appendix A-1 to the Proxy Statement).

(d)(3)	Contribution Agreement, dated December 31, 2003, by and among Dempsey Boyd, Frances S. Boyd, Gail B. Cooper, Ginger B. Tibbs and BBT Acquisition Corporation (incorporated herein by reference to Appendix D to the Proxy Statement).

(d)(4)	Amendment No. 1 to Contribution Agreement, dated April 27, 2004, by and among Dempsey Boyd, Frances S. Boyd, Gail B. Cooper, Ginger B. Tibbs and BBT Acquisition Corporation (incorporated herein by reference to Appendix D-1 to the Proxy Statement).

(f)(1)	Dissenter’s rights of appraisal are described under the caption “SPECIAL FACTORS — Appraisal Rights” in Exhibit (a)(1) and set forth in Appendix B to the Proxy Statement, filed herewith as Exhibit (a)(1).

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOYD BROS. TRANSPORTATION INC.

Date: May 5, 2004	By:	/s/ Richard C. Bailey

	Name:	Richard C. Bailey
Title: Chief Financial Officer and
Chief Operating Officer

BBT ACQUISITION CORPORATION

Date: May 5, 2004	By:	/s/ Gail B. Cooper

	Name:	Gail B. Cooper
	Title:	President

Date: May 5, 2004	/s/ Dempsey Boyd

Dempsey Boyd

Date: May 5, 2004	/s/ Frances S. Boyd

Frances S. Boyd

Date: May 5, 2004	/s/ Gail B. Cooper

Gail B. Cooper

Date: May 5, 2004	/s/ Ginger B. Tibbs

Ginger B. Tibbs

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 5, 2004 and related Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)	Form of proxy card (incorporated herein by reference to the Proxy Statement).

(a)(5)(1)	Press release issued by the Company on December 31, 2003 (incorporated herein by reference to the Company’s filing with the Securities and Exchange Commission under cover of Schedule 14A on December 31, 2003).

(c)(1)	Fairness Opinion of Legg Mason Wood Walker, Incorporated, dated December 30, 2003 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)	Presentation by Legg Mason Wood Walker, Incorporated to the Company’s special committee of the board of directors, dated December 30, 2003. *

(d)(1)	Agreement and Plan of Merger, dated December 31, 2003, by and between BBT Acquisition Corporation and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated April 27, 2004, by and between BBT Acquisition Corporation and the Company (incorporated herein by reference to Appendix A-1 to the Proxy Statement).

(d)(3)	Contribution Agreement, dated December 31, 2003, by and among Dempsey Boyd, Frances S. Boyd, Gail B. Cooper, Ginger B. Tibbs and BBT Acquisition Corporation (incorporated herein by reference to Appendix D to the Proxy Statement).

(d)(4)	Amendment No. 1 to Contribution Agreement, dated April 27, 2004, by and among Dempsey Boyd, Frances S. Boyd, Gail B. Cooper, Ginger B. Tibbs and BBT Acquisition Corporation (incorporated herein by reference to Appendix D-1 to the Proxy Statement).

(f)(1)	Dissenter’s rights of appraisal are described under the caption “SPECIAL FACTORS — Appraisal Rights” in Exhibit (a)(1) and set forth in Appendix B to the Proxy Statement, filed herewith as Exhibit (a)(1).

* Previously filed.